Ossen Innovation Co., Ltd.
518 Shangcheng Road, Floor 17, Shanghai, 200120,
Peoples Republic of China
Tel: +86 (21) 6888-8886

November 18, 2010

VIA FEDERAL EXPRESS

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	Ossen Innovation Co., Ltd.
Pre-effective Amendment 2 to Registration Statement on Form F-1
Filed November 2, 2010
File No 333-168496

Dear Ms. Long:

On behalf of Ossen Innovation Co., Ltd. (“we” or the “Company”), we respond as follows to the Staff’s comment letter dated November 8, 2010 relating to the above-captioned registration statement on Form F-1.  Captions and page references herein correspond to those set forth in the registration statement, unless otherwise specified.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.
We note that the prospectus continues to omit information that is not covered by Rule 430A under the Securities Act of 1933, as amended.  Please revise the prospectus to add all of the currently omitted information that is not covered by Rule 430A.

We respectfully note the Staff’s comment.  We have included Rule 430A information in our current filing.

Prospectus’ Front Cover Page

2.
As your revised disclosure on page 103 now states that Global Hunter Securities, LLC is acting as sole manager of the offering, please remove the name of Knight Capital Markets from the prospectus’ front cover page.

In response to the Staff’s comment, we have revised the disclosure in the Underwriting section to disclose that Global Hunter Securities and Knight are acting as joint managers.

Dr. Liang Tang
November 18, 2010

Taxation, page 98

3.
We note your response to comment three in our letter dated October 14, 2010.  We are unable to locate the revised disclosure that identifies the relevant authority for the summarized tax consequences.  Your disclosure regarding the BVI and PRC taxation does not appear to have been revised in any respect, and your disclosure regarding U.S federal income taxation identifies the Internal Revenue Code generally but does not appear to address the specific code sections, rules, or rulings that support the analysis.  Please revise your disclosure to provide the relevant authority.

Pursuant to discussions with the Staff regarding this comment, we have removed all of the tax opinions from the registration statement.

Revenue Recognition, page Q-9

4.
You disclose that you recognize revenue upon shipment of goods to your customers.  However, on page Q-12 you disclose that you recognize revenue when goods are delivered.  Please revise your filing to clarify your revenue recognition policy.  Please also correct your disclosure throughout your document, including MD&A and your customer deposit footnote on page F-12.

We have revised the registration statement in response to the Staff’s comment.

Exhibits 5.1, 8.1, and 8.3

5.	We note that the opinions are undated and are incomplete. Please have counsel date the opinions and revise them to complete the blanks. Please refile the revised opinions.

As mentioned above in response to comment 3, exhibits 8.1, 8.2 and 8.3 have been removed.  Exhibit 5.1 has been completed, dated and refiled.

Exhibit 23.6

6.
The consent must state expressly that the Institute of Quantitative & Technical Economics, Chinese Academy of Social Sciences, consents to the quotation or summarization of its report in the registration statement.  See Rule 436(a) of Regulation C under the Securities Act.  Please revise the consent accordingly and refile it.

In response to the Staff’s comment, the consent has been revised and refiled.

Dr. Liang Tang
November 18, 2010

Pursuant to the staff’s request, we hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Wei Hua
Wei Hua
Chief Executive Officer

cc:	Christopher S. Auguste, Esq.
Bill Huo, Esq.
Ari Edelman, Esq.